kiddie

We are disrupting the multi-billion dollar American healthcareindustry.



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kiddieRX.com

2020 Investor Deck

Disclaimer

This document is not an offering of securities. Investors interested
 in making an investment in the Company are directed to www.KiddieRx.com
for more information, qualification requirements, and to obtain copies
of the Offering Documents of Kiddie, Inc.

The information contained herein was prepared by Kiddie, Inc., and
Contains information pertaining to its proposed business and operations.
This information is provided as of the date hereof and subject to change
without notice. This information is not purported to contain all the
 information that may be needed or desirable to fully and
accurately evaluate an investment in Kiddie, Inc. (the "Company")

REGARDING FORWARD-LOOKING STATEMENTS

This Company's profile and Offering Documents may contain
forward-looking statements and information relating to, among other
things, the Company, its business plan and strategy, and industry.
These statements reflect management's current views with respect to
future events based on information currently available and are subject to risks
and uncertainties that could cause the Company's actual results to differ materially.

Investors are cautioned not to place undue reliance on these forward-looking statements
as they are meant for illustrative purposes and they do not represent guarantees of future
results, levels of activity, performance, or achievements, all of which cannot be made.
The Company does not undertake any obligation to revise or update these
forward-looking statements to reflect events or circumstances after such
date or to reflect the occurrence of unanticipated events.



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Zocdoc	$1.8 B	orcabio	$1 B

Current Gap in Conventional Medicine



up to

30%
of RX are never filled

up to

50%
of RX not taken as prescribed

Source : National Center for Biotechnology Information

KiddieRX Ecosystem Advantage



Our closed-loop KiddieRX medical ecosystem alerts us to unfulfilled prescriptions, sends out push notifications to remind patients, and features a convenient prescription delivery service, resulting in a healthier patient and more prescriptions usage. We also send messages to patients as a follow-up on their progress.

Highlights



Company Name

KiddieRX: a telemedicine app poised to disrupt the healthcare industry in 2021 that offers video chat pediatric visits.



Market Size

A study by Arizton estimates the 2020 U.S. telemedicine market at approximately USD 10 billion.



Business

An on-demand pediatric care provider for ages 0-18 is raising the bar on the telemedicine industry through a streamlined and sophisticated app with virtual access to qualified pediatricians, a smooth user experience, and professional, quality care.



Value Proposition

For parents who are seeking easy and affordable pediatric care, our 24/7 pediatric app provides instant, affordable, and reliable virtual visits so your child can get medical care from anywhere, any time, and at an ultra-competitive cost.



Product

An iOS/Android app that provides pediatric care virtual visits using video, text, and photos allowing users to easily see a qualified pediatrician and get the prescriptions and care they need in a secure way.



Funds Required

Seed Round - USD 1 million



Operations

Medical journaling; pharmacy medication fulfillment; 24/7 pediatric care; software development and maintenance; text and video conferencing; medical network management.



Revenue Projections

Year 1 - USD 7 million
Year 2 - USD 85 million
Year 3 - USD 320 million

Index





About Us

KiddieRX is the new pediatric telemedicine app that allows families to connect with qualified pediatricians 24/7 from almost anywhere in the nation.

This innovative approach to healthcare, along with robust and streamlined app features, positions KiddieRX favorably in the growing U.S. telemedicine industry, which is projected to reach USD 25 billion by 2025.

Source : PR Newswire

Startup 2020



Market Research



Company Startup and Development Begun



Doctor Network Planning Phase

2020



Q1   Q2   Q3   Q4

2021 and Beyond



Initial Funding Begins

Pharmacy Network Negotiation

Pilot Delivery Program in Florida

10,000 Customers

2021

| Q1 | Q2 | Q3 | Q4 |

Application Development

Launch KiddieRX

First 5,000 Customers

Metropolitan Expansion

2022

National Expansion

Mission

Our mission is to disrupt the pediatric healthcare industry by providing better and more affordable pediatric care for children and their parents, while consequently achieving the following:

- Promoting an efficient telemedicine alternative with access to real doctors in real time

- Following up that prescription medicine is fulfilled, delivered, and taken as prescribed

- Offering a full range of services at an ultra-competitive price

With the market trending towards on-demand services, KiddieRX is positioned to capture about 3% of the pediatric telemedicine market.



" *In a rapidly evolving digital world, KiddieRx's platform allows for a faster, safer and easier patient care, by providing an end-to-end streamlined care process, bringing the doctor to the kid's environment, an app!*

Easing the stress and reducing significantly the time associated with the traditional office visit, eliminating the exposure to other potential sickening agents and getting the prescriptions delivered to your home in no time.

Moms & Dads can now spend the time taking care of what is the most important in their lives, their kiddies!"

Alberto Prieto,
CEO of KiddieRX

About Us

Network Affiliations

Through our dedicated and reliable partnerships, we're able to expand our reach and offer our users a superior level of care, with benefits that surpass those of our competitors.

Our Critical Drivers

1. Cutting Edge Telemedicine Technology
We are committed to making continuous improvements to our app features, staying up-to-date with the technological advancements of the industry to remain ahead of the curve in the telemedicine market.

2. Strong Network of Doctors
Over time, we will curate a network of qualified and highly recommended pediatric physicians from 48 states, giving our users 24/7 access to a pediatrician when and where they need it most.

3. Strategic Pharmacy Partner
We've chosen to partner with a top-grade pharmacy that allows us to provide a wide range of prescription medication at a competitive price and delivered in a timely fashion. Additionally, we can work with any user's preferred pharmacy.



Our Critical Drivers

Cutting Edge
Telemedicine Technology

Strong Network
of Doctors

Strategic
Pharmacy Partner

Pediatrician/Pharmacy Process

We've simplified the telemedicine pediatric care experience for pediatricians and pharmacies with access to the nationwide KiddieRX patient network, intuitive UI, interactive chatbot assistance, video conferencing capabilities, efficient 2-4 hour or next-day prescription delivery, and a streamlined process that's easy for everyone.



1. Build Network

Doctors & pharmacies apply to join KiddieRX pediatrician and pharmacy network, thanks to our attractive business model.



2. Vetting Process

The KiddieRX team thoroughly vets all applications, approving only top-quality submissions.



3. Network Approval

Once approved, pediatricians and pharmacies become part of the expanding KiddieRX network.



4. Complete EMR Registration

Submit all necessary information to become fully integrated, gaining access to the 24/7, nationwide KiddieRX patient base.



5. Confirm Payment Process

Financial information is filled out and confirmed with a test deposit.

Customer Journey: Comparison

PAST	**FUTURE**
Traditional Pediatrician & Pharmacy Visit	**KiddieRX Telemedicine Experience**
❌ (15 min) Get sick child out of bed and into car	✅ Allow your sick child to rest and recuperate at home
❌ (30 min) Deal with traffic driving to and from doctor's office	✅ Avoid lengthy car rides
❌ (10 min) Check in and fill out paperwork at doctor's office	✅ Bypass tedious paperwork with the easy-to-use app
❌ (30 min) Wait with other sick children before seeing doctor	✅ Stay safe at home
❌ (15 min) Wait in examination room, then doctor's visit begins	✅ Visit doctor on your own time while your child rests
❌ (30 min) Deal with traffic driving to and from the pharmacy	✅ Order your prescriptions comfortably from home
❌ (15 min) Wait in line to order the medication	✅ Avoid traffic and lengthy lines at the pharmacy
❌ (15 min) Wait for medication to be prepared	✅ Prescription is delivered straight to your door
❌ (30 min) Return home with sick child and medicine	✅ Gain 3+ hours for you and your child to rest & recuperate

An estimated total time of 3h 10m

KiddieRX Benefits vs Traditional Visits

Traditional Visits	KiddieRX Visits
❌ Pediatricians limited to treating patients in close proximity	✅ Pediatricians can serve patients nationwide
❌ Available only by appointment & during office hours	✅ Access anywhere, anytime. No appointment needed
❌ Difficult to access your medical history	✅ Easily access your medical history
❌ Tedious paperwork and medical forms to fill out	✅ Avoid tedious paperwork with our easy-to-use app
❌ Costs of doctor add up per visit	✅ Unlimited visits and checkups

Traditional Visits to Pharmacy	KiddieRX Telemedicine Solution
❌ Wasted time driving to the pharmacy	✅ Get prescriptions filled from the comfort of home
❌ Lost time waiting for prescriptions to be filled	✅ Avoid waiting in lines for your prescriptions
❌ Limited or no home delivery options	✅ Optional 2-4 hour and overnight home
❌ Limited to near-home options	✅ Access across the country
❌ Poor communication between doctor and pharmacy	✅ Strong doctor-to-pharmacy communication

Industry

The global telemedicine market size stood at USD 34.28 billion in 2018 and is projected to reach USD 185.66 billion by 2026, exhibiting a CAGR of 23.5% in the forecast period.

Source : Fortune Business Insights



Pediatric Market

The current rapid expansion of the medical industry presents a large market opportunity as over the next five years, the primary care market size is projected to experience a CAGR of 4.7%, the pediatric care market size a CAGR of 3.7%, and the prescription market size a CAGR of 8.9%.

Source : Market Watch

Pediatric Healthcare Industry Size



...**$38.9 B**

Pediatric Healthcare
Industry Size

Source : Transparency Market Research

...**$283 B**

U.S. Primary Care
Physician Market Size

Source : Grand View Research

Pediatric Prescription Industry Size



...**$45.8 B**

Pediatric Prescription
Industry*

...**$333 B**

Prescription Industry

*Source : Centers for Medicare
& Medicaid Services*

*Calculation method:
Calculations assume pediatric telemedicine displays the same proportion to telemedicine as pediatric care has to primary care, using 38.9/283=13.7% and applying it to the USD $333 billion.

Market Opportunity for Telemedicine

The telemedicine market is projected to hit $34 billion USD by 2025, growing at an impressive CAGR of 29%, presenting us with a significant market opportunity.

Telemedicine Market Size Growth



Source: Arizton

Pediatric Telemedicine Industry Size



$1.37 B

Pediatric Telemedicine Industry Size (2020 calculation*)

$38.9 B

Pediatric Healthcare Industry Size

Source : Transparency Market Research

Calculation method:
Assuming pediatric telemedicine has the same proportion to telemedicine as pediatric care ($38.9 M) has to primary care ($283 M).
Pediatric to Primary Care Proportion: 38.9B / 283B = 13.7%, Est. Pediatric Telemedicine market size in 2020: 13.7% of 10B = $1.37B and market size by 2025: 13.7% of 34B = 4.6B

Pediatric Telemedicine MarketAnalysis

Growth of Pediatric Telemedicine During COVID-19

The telemedicine industry continues to see exponential growth with COVID-19 introducing many new adopters to the digital platform.

Source :Manatt

Telemedicine Ongoing Users

Research shows that the majority have become repeat users due to the app experience, quality of care, facility, and around-the-clock availability.

Source :Healthcare IT News





66%
Telemedicine Repeat Users

Supporting Health Industry Statistics



Safe Diagnosis

38%

of all respondents like the idea of being able to get a potential diagnosis without being around others who are sick in a waiting room."

Source : Healthcare IT News

On-Demand Economy

3

On–Demand Economy has nearly tripled since 2016 to USD 110 billion in 2019.

Source : National Technology Readiness Survey



Remote Visits

36%

prefer the potential of keeping an appointment without having to commute to a clinic or physician's office.

Source : Healthcare IT News

Competitive Landscape

Startups	Large Chains	Independents	Mail Orders
KidzDocNOW	Walgreens | $74.4 B	Fruth Pharmacy	Fruth Pharmacy | $34.3 M
hazel	Rite Aid | $11.1B	family pharmacy	Diplomat | $4.5 B
ANYTIME pediatrics	CVS pharmacy | $102.8 B	Hartig Drug	Gabe's unbelievable! | $244 M
Blueberry Pediatrics	Walmart | $20.9 B	Good Neighbor Pharmacy	
Early Stage Competitors	Emphasis on In-Store Pickup and Upsell Opportunities	Lack of Technology know-how	No Same-Day Delivery

Source : Beckers Hospital Review

Source : GrowJo

kiddie℞

kiddieRX.com 20

Pediatric Telemedicine Competitors

	kiddie Rx	Blueberry Pediatrics	KidzDocNOW	ANYTIME pediatrics
24/7 Availability	✓	✓	✓	✕
Text Capabilities	✓	✓	✕	✕
Video Conferencing	✓	✓	✓	✓
1st Visit Free	✓	✕	✕	✕
Pay Per Visit Option	$20 per visit	✕	$59 per visit*	Cost vary based on insurance provider
Monthly Subscription Option	✓	✓	✕	✕
Monthly Subscription Cost	$9.99	$15	✕	✕
Nationwide Access	✓	✕	✕	✕
iOS/Android Support	✓	✓	✓	✓
Interactive Chatbot Assistance	✓	✕	✕	✕
Prescription Writing	✓	✓	✓	✓
2-Hour Prescription Deliver	✓	✕	✕	✕
Overnight Prescription Delivery	✓	✕	✕	✕
Enrollment Fee	$0	$100	✕	✕
No Additional Costs	✓	✓	*$59/visit for new or self-pay patients	Cost vary based on insurance provider

KiddieRX Opportunity

Telemedicine is seeing rapid adoption from practitioners and patients alike, relying on drivers such as accessibility, state of the art technology, ease of use, low overhead costs, and most recently, the need for social distancing spurred by COVID-19.

Currently, the U.S. telemedicine market stands at USD 10 billion, with a CAGR of 29%, and is expected to reach USD 34 billion by 2025. The rapidly expanding pediatric telemedicine segment is calculated* at USD 1.37 billion today. Based on those calculations and CAGR, pediatric telemedicine would reach an estimated USD 4.6 billion by 2025.

For example, today, a market share capture of just 3% would lead to USD 41.1 million in revenue. In 5 years, growing at the projected CAGR of 29%, that number would increase to USD 139.7 million.

With the healthcare industry reaching maturity with many competitors, investors can focus their efforts on a small niche subsection such as pediatric telemedicine and benefit from a first-mover advantage in order to maximize ROI.

Source : PR Newswire



$4.6 B
Predicted Pediatric Telemedicine
Market Value by 2025
Source : Arizton Advisory & Intelligence

KiddieRX Goal By end of Year 3

$320M

with an Estimated Market Share Capture Rate of 3%

*Calculation method:
Assuming pediatric telemedicine has the same proportion to telemedicine as pediatric care ($38.9 M) has to primary care ($283 M).
Pediatric to Primary Care Proportion: 38.9B / 283B = 13.7%, Est. Pediatric Telemedicine market size in 2020: 13.7% of 10B = $1.37B and market size by 2025: 13.7% of 34B = 4.6B

Product

KiddieRX elevates the pediatric telemedicine experience, giving users 24/7 access to qualified pediatric care from the comfort of their homes through virtual visits and prescription delivery services.


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Product

Platform Structure

A premium pediatric telemedicine ecosystem, KiddieRX combines a strong network of pediatrics with cutting edge technology and strategic pharmacy partnership to deliver an accessible and complete approach to nationwide pediatric care.


A Pediatric Telemedicine Ecosystem
Patient
Doctor
kiddie Rx
Pharmacy

Patient Onboarding



App Download

Patient seeking pediatric care downloads the app on iOS or Android, and registers their account.

1

2

Patient Profile

1-Time setup of Child's medical background is submitted through app.

Visit Initiation

Virtual visit begins in a matter of minutes using video chat or text messages.

3

4

Prescription Submission

If needed, prescriptions can be shipped or filled at preferred pharmacy option.

Feedback Request

User is asked to provide discreet feedback that is then used to optimize process.

5



Product

Corporate Onboarding

1
HR

Corporate Outreach

Sales rep contacts company's HR department.

2

Code Creation

After striking a deal, a unique corporate code is created.

3

Code Distribution

HR shares code with employees.

4

Employee Registration

Employees register & enter corporate code to receive discount.

User Preferences

Users can set a number of preferences to enjoy
a personalized experience.



Pharmacy



**Home Mailing
Address**



**Payment
Option**
(subscription or pay per visit)



**Primary/Specialty
Physician**



**Health
Insurance**



**Patient
Profiles**



Product

Easy Onboarding

Smart Chatbot

Interactive chatbot will welcome new users, walking them through every step of the onboarding process.

Faster Onboarding

Users will be ushered through the check-in process and connected quickly with the first available doctor.

Form Filling Made Easy

Our paperless, easy-to-use forms are more intuitive than confusing in-office paperwork.

One Time Registration

Register only once. No need to re-register to see a new pediatrician.











Chat with Dr. Mary Green,
August 21, 2020
102.4 in the mouth.
12:11PM
Ok, give him tylenol, and take his tempurature every 15 minutes for the next hour. If it goes up above 103 take him to the hospital immediately. The fever should start going down within 30 minutes.
12:14PM
Okay, thank you.
12:11PM
End of chat history
Skip
Add photo or video
Your visit has been added to the queue.
Current wait time for a Doctor is about 5 minutes.
Postpone Visit
Cancel Visit
Dr. Ortiz
Return to Video Call
Hi. I'm Doctor Ortiz.
10:30am
For how long has he been coughing? For how long has he had this fever?
10:30am
Q W E R T Y U I O P
Profiles
Manage profile information

Visit Experience







24/7 Pediatrician Chat

Keep a pediatrician in your pocket and at your fingertips any time, anywhere.

Send Files on the Go

Share images via text with file attachments.

Versatile Virtual Visits

Switch between video conference and text chat to send attachments and written information as needed.

User Experience Happiness

User Experience Evolution

Users can rate their visit, allowing the team to monitor how well pediatricians are performing to ensure a top-notch quality service as measured by methodology and standards of NPS (Net Promoter Score).


Visit Complete
On a scale of 1 to 5, with 5 being the best possible how would you rate the care you received today?
Don't worry, your doctor can't see your rating
Skip
10:10AM


kiddie
Home
Start Visit
Tasks
Save time on future visits by taking care of these items.
Complete Shane's medical history
Add a your primary care physician
Choose your preferred pharmacy

Access Records Instantly

Once a visit is completed, users can request a copy of their medical documentation through the app.

Security and Privacy

KiddieRX is compliant with all applicable rules and
regulations of the Health Insurance Portability
and Accountability Act (HIPAA). We are committed to
keeping all PHI (Protected Health Information) that our
patients entrust to us private and secure. We have instituted
policies and procedures to ensure this is done.



Beyond HIPAA compliance

We comply with HIPAA, HITECH, BAA,
ISO27001, EU-US Privacy Shield, and
GDPR guidelines.



Total encryption for all data

All data, including Personal Health
Information (PHI), sent to and from
our servers is fully encrypted with
the latest TLS/SSL certificates and
authentication devices on client and
server-side applications.



ISO27001 standards

All of our information security
measures comply with the standards
set forth by the International
Organization for Standardization
(ISO).

Product

iOS / Android Support

The app is developed with compatibility in mind and will be available on iOS & Android with key features like the default biometrics login and payment preferences already set in their systems. This ensures that users can seamlessly enjoy the benefits of KiddieRX no matter their smartphone preferences.





Download on the App Store

GET IT ON Google Play

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Plans and Costs

Users will receive a free initial visit.
After that, they can choose from a subscription plan
(best value) or Pay-Per-Visit option.



⭐ Subscription *(best value)*

$9.99/Month

- ✓ Unlimited visits – Fall in love with KiddieRX for just $1 on your first visit

- ✓ $240 annual savings on visits, if you used the Pay-Per-Visit option (assuming monthly checkups)



Pay-Per-Visit

$20/visit

- ✓ Save about $80 per visit, compared to traditional visits pricing

Insurance/Corporate Benefits Coverage

Network of Providers

Partnering with insurance companies and offering corporate benefits coverage ensure that KiddieRX continues to expand its growing network of patients and service providers.

Health Insurance Providers

We partner with major health insurance providers such as Aetna and Florida Blue to ensure users have access to their preferred prescription discounts.

Corporate Benefits Coverage

We have a dedicated team working with companies to help them offer KiddieRX as a corporate benefit, so their employees can enjoy the service for free.



Network
of Providers

Health Insurance
Providers

Corporate Benefits
Coverage



Projections

KiddieRX is in the unique financial position to capitalize on its innovative platform and the new demand for contactless visits, capturing a fraction of the booming telemedicine market with the potential of growing its operations nationally.

Revenue and Growth Projections

As the U.S. telemedicine market continues its rapid growth with an approximate CAGR of 30%, investors who act on the first-mover advantage can firmly establish themselves in the market before it becomes over-saturated.

Users and Physicians Projections



Revenue Projections



Marketing Plans

Leverage digital marketing channels to aggressively build a base of users. Once we can objectively measure brand-awareness growth from digital marketing, we will supplement

with traditional marketing channels.

Digital Marketing (2021 Q2 Start Date)

Affiliates (25%)
SEO (25%)
Online Ads (50%) including:
Google Ads and YouTube Ads, iOS &
Android App Store Ads, Social Media Ads

Digital + Traditional Marketing (2022 Q1 Start Date)

Affiliates (12%)
SEO (13%)
Online Ads (25%)
Traditional Marketing (50%) including:
TV, Radio, Print Media.

Word of Mouth and Industry Disruption (2022 Q3 and beyond)

The combination of traditional & digital marketing efforts will spur word-of-mouth recommendations and begin industry disruption. At this point, marketing budgets can be scaled back and maintained at a quarter of the budget.

Marketing Budget Allocation





Expansion Timeline

Locations within more populous city areas
to receive full plan coverage.

● **2021 (2nd Quarter)**
  Starting in South Florida with full launch.

● **2021 (3rd Quarter)**
  Launch delivery pilot program in
  South Florida.

● **2021 (4th Quarter)**
  Begin expansion to larger metropolitan
  designated market areas including New
  York, Illinois, Texas and California.

● **2022 and beyond**
  Nationwide expansion to other larger
  and mid-size markets.

🦅 **During COVID-19**
  The KiddieRX nationwide expansion plan
  aligns with the concrete steps taken
  by Federal and State governments to
  facilitate implementation of and access
  to telehealth services as a response
  to COVID-19.



kiddie Rx


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3525 Griffin Road
Ft. Lauderdale, Florida, 33312

561.510.2455
info@kiddierx.com